Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-173755
July 29, 2011

Who is Buying Gold and Silver?

By Kevin Feldman

Who is buying gold and silver? Over the past year, I’ve often been asked this question by journalists covering the popularity of gold and silver ETFs.

Although we at BlackRock don’t know each individual buyer of our iShares ETFs—a shame, because if we did, we’d send thank-you notes!—we do have a good sense of how many shares investors are adding and removing from their brokerage accounts each month. And from that data, we can make some reasonable estimates on trends involving investors trading in larger blocks (who tend to be institutions) and smaller volume investors (who tend to be individuals).

So what have we learned from this data? Over the past year, we’ve seen a noticeable shift from larger institutional purchases of gold and silver ETFs to a significant increase in individual investors doing so. Overall during the past year, the total number of accounts holding the iShares Gold Trust (IAU) and the iShares Silver Trust (SLV) is up 83%, and of those, the majority of new accounts were adding a relatively small amount of shares (i.e. individual investors). Between June 2010 and June 2011, the number of accounts with 1000 shares or less doubled for SLV and almost tripled for IAU (see charts below).

Number of Accounts that Hold IAU

Number of Accounts that Hold SLV

There are a couple of possible reasons for this shift. For one thing, some observers might point to this as a clear sign of performance chasing. With the price of gold up nearly 35% and silver’s price having more than doubled over this time period, you could certainly make the case that some investors are chasing the possibility of continued high returns—not a practice I believe in. Silver in particular has been quite volatile this year and, as Russ pointed out in May, it still looks expensive.

Another possible explanation for the rapid growth of smaller investors using gold and silver ETFs in particular is, simply, that they now exist. Individual investors are recognizing the ease and efficiency that these ETFs can provide when they want to access these two physical metals. (Both IAU and SLV have been highly liquid the past year, trading millions of shares each day at an average $0.01 bid/ask spread.) Before the introduction of physical commodity ETFs in 2005, if you wanted to buy gold or silver, you pretty much had a choice between futures—too complicated for most small investors—or physical gold and silver, which can mean paying a premium, storage fees, insurance and other expenses. And what happens when it comes time to sell those gold bars and silver coins?

Such logistical challenges may have discouraged many investors from buying gold and silver in the past, but with the advent of gold and silver ETFs, most investors can now access these metals with the ease of accessing a stock. Which hopefully means they can give less thought to the “how” of investing in gold and silver, and more thought to the “why and when.”

Source: BlackRock and Bloomberg as of 6/30/2011

KF is long IAU.

Past performance does not guarantee future results.

iShares Gold Trust (the “Gold Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Gold Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Gold Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. Neither the iShares Gold Trust nor the iShares Silver Trust (collectively, the “Trusts”) is an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trusts are not subject to the same regulatory requirements as mutual funds. Because shares of the Trusts are expected to reflect the price of the gold and silver held by the Gold Trust and the Silver Trust, respectively, the market price of the shares will be as unpredictable as the prices of gold and silver have historically been. Additionally, shares of the Trusts are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trusts are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

When comparing physical commodities and the Trusts, it should be remembered that the sponsor’s fees associated with the Trusts are not borne by investors in individual commodities. Buying and selling shares of the Trusts will result in brokerage commissions. However, these fees can be much lower than the total cost to purchase and store physical commodities.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trusts. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trusts. BAMII is an affiliate of BlackRock, Inc.

Although shares of the Trusts may be bought or sold on the exchange through any brokerage account, shares of the Trusts are not redeemable from the Trusts except in large aggregated units called Baskets.

Although market makers will generally take advantage of differences between the NAV and the trading price of the Trusts’ shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trusts will be adversely affected if gold or silver owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Trusts are passive investment vehicles. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, might have been possible to avoid.

Important Information Regarding an Investment in the iShares Gold Trust (“Gold Trust”)

Shares of the Gold Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Gold Trust, carefully read the prospectus.

Following an investment in shares of the Gold Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Gold Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Gold Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors.

Important Information Regarding an Investment in the iShares Silver Trust (“Silver Trust”)

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

The amount of silver represented by shares of the Silver Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increases in the price of silver sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Silver Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s silver will result in losses to investors.

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